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                                                                       EXHIBIT B

FOR IMMEDIATE RELEASE          Genzyme Contact:            Neozyme II Contact:
September 23, 1996             ---------------             ------------------
                               Cheryl Greenhouse           Dennis J. Purcell
                               617-252-7570                Hambrecht & Quist LLC
                                                           212-207-1552


     GENZYME SIGNS DEFINITIVE AGREEMENT FOR ACQUISITION OF NEOZYME II Cambridge, Mass. - Genzyme Corporation announced today that it has signed a definitive acquisition agreement with Neozyme II Corporation (Nasdaq: NIIUF) under which Genzyme will commence a tender offer for all outstanding units of Neozyme II at $45 per unit in cash.

     Each Neozyme II unit consists of one share of Neozyme II callable common stock and one callable warrant to purchase two shares of Genzyme General Division common stock (Nasdaq:GENZ) and .135 share of Genzyme Tissue Repair Division common stock (Nasdaq:GENZL).

     Under the agreement, if the tender offer is successfully completed, a second-step transaction will be effected in which the Neozyme II unitholders who had not tendered their units will be entitled to receive $29 in cash for each share of callable common stock included in the untendered units. The callable warrants that had been included in the units acquired in the second-step transaction will remain outstanding.

     Genzyme's obligation to purchase units in the tender offer will be subject to the satisfaction of certain conditions, including the minimum condition of the tender of at least a majority of the outstanding units. If less than a majority of the outstanding units is tendered, Genzyme has the right under certain circumstances to terminate the tender offer and seek the approval of the holders of the units for the second-step transaction. Alternatively, Genzyme has the right under certain circumstances, if a majority approves the second-step transaction through a combination of shares of callable common stock included in the units tendered and untendered shares voting in favor of the transaction, to waive the minimum condition and accept the tendered units.

     The transaction is expected to close later this year. All assets acquired by Genzyme from Neozyme II will be allocated to the General Division.

     The Board of Directors of Neozyme II, on the recommendation of a special committee of the Board consisting of the directors of Neozyme II who are not officers or directors of Genzyme, has approved the tender offer and the second-step transaction and has determined that the tender offer and the second-step transaction are fair to and in the best interests of the unitholders of Neozyme II. The Board has recommended that unitholders

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of Neozyme II accept the tender offer and tender their units pursuant to the offer.

     The Special Committee was advised by independent advisors, including Hambrecht & Quist LLC as financial advisors. Robertson, Stephens & Company LLC has acted as the exclusive financial advisor to Genzyme in connection with the transaction and will act as manager in connection with the tender offer.

     Neozyme II was formed in 1992 to conduct research, development, and clinical testing of products for the treatment of cystic fibrosis under contract with Genzyme.

     One of the world's top five biotechnology companies, Genzyme focuses on developing innovative products and services for major unmet medical needs. The company's General Division develops and markets pharmaceuticals, genetic diagnostic services, and therapeutic, diagnostic, and surgical products. Its Tissue Repair Division is a leading developer of biological products for the treatment of cartilage damage, severe burns, and chronic skin ulcers.

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